August 20, 2009

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

RE: The Macerich Company

Form 10-K for the Fiscal Year Ended

December 31, 2008, filed February 27, 2009

File No. 001-12504

Dear Mr. Woody:

This letter is in response to your letter of July 28, 2009 regarding your review of the above mentioned Form 10-K for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 57

1.              We have reviewed your response to our prior comment 13. In future filings, please enhance your disclosure to more fully explain the reasons for including an adjustment for write-down of consolidated assets in your reconciliation of net income to funds from operations.

Beginning with our Form 10-Q for the quarter ended June 30, 2009, we began to provide enhanced disclosure to more fully explain the reasons for including an adjustment for write-downs of consolidated assets in our reconciliation of net income to funds from operations.  See footnote 1 in the section titled “Funds from Operations” in our Management’s Discussion and Analysis on pages 58-59 of our Form 10-Q filed on August 7, 2009. We will continue to provide such additional disclosure in future filings.

2.              Given that the adjustment of minority interest due to redemption value affects three years, it does not appear that this adjustment meets the definition of a non-recurring charge in accordance with item 10(e) of Regulation S-K. Furthermore, we are unclear how you have met all of the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to this adjustment. Please explain to us how you have met all of the disclosure requirements or revise your disclosure accordingly.

The Staff correctly points out that the accounting impact of the single adjustment for minority interest due to redemption value extended over multiple reporting periods. However, the Company believes that the controlling fact is that the adjustment arose from a single, highly unusual transaction under circumstances that had never occurred before and are not anticipated or likely to occur again.

As noted in our previous response, on April 25, 2005 the Company completed its acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, LP thereby acquiring interests in two sets of regional malls and community shopping centers: the “Non-Rochester Properties” and the “Rochester Properties”.  As part of the overall consideration for the Wilmorite acquisition, 3.4 million Class A participating convertible preferred units (“PCPUs”) of an affiliate of the Company were issued.  The PCPUs entitled the holders within a three month period beginning on August 31, 2007 to redeem their PCPUs in exchange for the Rochester Properties, a right they exercised.  Thus the PCPU holders acquired the Rochester Properties and the Company acquired the PCPUs.  The PCPUs were accounted for as redeemable minority interest at the greater of their redemption value or amount that would result from applying consolidation accounting.  The Company recognized the redeemable minority interest at historical cost within purchase accounting.  Subsequently, at the end of each of the three reporting periods in question, the Company adjusted the carrying value of the redeemable minority interest or redemption value changes as a reduction of net income available to common stockholders.  On January 1, 2008, as a result of the redemption of the PCPUs for the Rochester Properties, the Company recorded a credit to additional paid-in capital (APIC) which represented the reversal of the adjustments made over the prior three years to the minority interest for the redemption value on the Rochester Properties.  For these reasons, the PCPU adjustment eliminates what otherwise would be a material distortion to FFO over the five-year period presented, one that would significantly undermine the usefulness of  FFO as a comparative measurement of the Company’s operating performance.

The need for the adjustment arose from the Company entering into the Wilmorite transaction itself due to its structure as it related to the Rochester Properties. Thus charges to earnings over the three-year period in question were not independently caused by separate or unrelated events, and therefore should not be seen as transforming the single, non-recurring event that was the issuance of the PCPUs in 2005 into separate recurring events.  What is equally important, and substantiates the “oneness” of the adjustment, is that the full impact of those charges was then reversed in 2008, following the exercise of the in-kind redemption right by the holders of PCPUs in accordance with the transaction’s original structure, though such reversal was not recorded as income under GAAP (thus further contributing to the asymmetrical, distorting effect of the transaction had the Company not adjusted the earnings charges out of reported FFO for 2005, 2006 and 2007).

We further point to the Staff’s attention that the Rochester Properties component of the original Wilmorite transaction was the subject of a restatement of the Company’s consolidated financial statements that was accompanied by extensive disclosure as to the PCPUs’ accounting treatment in the Company’s Form 10-K/A (Amendment No.1) for the fiscal year ended December 31, 2007 (see Explanatory Note and Note 25 – Restatement of the Notes to Consolidated Financial Statements).  Various aspects of the Rochester Properties transaction were further disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2008 (see MD&A, page 42).  The credit to APIC representing the reversal in 2008 of the adjustments made in 2005, 2006 and 2007 to the minority interest for the redemption value on the Rochester Properties was discussed in Note 13 to the Company’s consolidated financial statements in the 2008 Form 10-K, as well to Note 13 to the consolidated financial statements included in the Company’s Form 8-K filed on May 27, 2009.  Therefore there is abundant information and detailed disclosure in the Company’s periodic reports throughout the multi-year period in question about the Wilmorite transaction overall, the component thereof related to the Rochester Properties, the accounting treatment of the PCPUs and the effects of the redemption of the PCPUs.  The Company believes such disclosure ensures that investors are not confused or misled by the PCPU adjustment to FFO, but on the contrary are better able to use the Company’s reported FFO for its principal intended purpose (comparing operating results across periods) without first having to exclude the effects of the Rochester Properties component of the Wilmorite transaction.

The event triggering these adjustments is not anticipated or likely to reoccur.  The Rochester Properties transaction has run its full course (the PCPUs have been redeemed and the Rochester Properties disposed of).  Neither other circumstances related to the overall Wilmorite transaction nor other continuing aspects of the Company’s assets or operations can lead to similar charges to earnings.  For a similar adjustment to reoccur (1) the Company would have to enter into a transaction involving securities similar to the PCPUs in the future and (2) purchase accounting would have to require earnings charges to adjust the carrying value of the redeemable minority interest or redemption value changes. As the likelihood of (1) alone occurring is highly remote, the even more remote likelihood of (1) and (2) combined will re-occur should eliminate any concern that the adjustment was improperly characterized as “non-recurring.”  In addition, we would like to emphasize that the adjustment related to a non-cash item.

For these reasons the Company continues to believe that the PCPU adjustment is appropriate and needs to be part of our computation of FFO, insofar as it relates to a single, non-recurring, unusual, non-cash item.  The Company also believes that under the facts and circumstances of the Wilmorite transaction the PCPU adjustment does not constitute inappropriate “smoothing” of FFO as a performance measure.  In addition we note that, though the adjustment impacted multiple reporting periods, under the agreements governing the Rochester Properties transaction and the terms of the PCPUs themselves it was probable, or even virtually assured, from the outset in 2005 that the financial impact would disappear within a finite period, as it did with the reversal of the cumulative charges to earnings in 2008.

The Company has reviewed the guidance in Questions 7, 8 and 9 of the FAQ and respectfully submits that nothing in such guidance prohibits adjusting FFO for an item such as the earnings charges related to the PCPUs. Rather, the guidance confirms that adjusting FFO for items that are properly labeled either recurring and non-recurring items is appropriate so long as the adjustment complies with Regulation G and the provisions of Item 10(e) of Regulation S-K.  The Company believes that the adjustment complies with Regulation G and the provisions of Item 10(e) of Regulation S-K in all respects.  Management believes that our presentation makes FFO, as a measure of performance, significantly more meaningful and useful to investors because reporting FFO without the PCPU adjustment would not clearly depict the Company’s operating performance over the five-year period in question.  This is because the reduction in net income available to common stockholders arising from the acquisition of the Rochester Properties did not relate to the Company’s operations, but rather was a non-cash charge related to purchase accounting under GAAP, specifically the requirement that the PCPUs be reported as a minority interest in the acquiring entity. Further, management believes that the Company’s presentation of FFO — which includes a discussion of the manner in which management uses FFO to evaluate its business, why FFO is useful to investors, the economic substance behind management’s decision to use FFO, the limitations associated with the use of FFO and the manner in which management compensates for these limitations — assures that the overall presentation of this non-GAAP measure is not misleading.

As stated in NAREIT’s “White Paper” on FFO, the key objective of FFO as a measure of operating performance is to make comparisons of REIT operating results more meaningful.  A key element of FFO is the exclusion of gains and losses from the sale of previously depreciated real estate assets because such gains and losses can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates.  The purpose of FFO is to make operating performance comparisons (both between sequential periods for the same REIT and among different, but similar REITS) more meaningful for investors and analysts.  The issue the Company faced with respect to the PCPU adjustment is that, while adding those GAAP-driven, non-cash earnings charges back to FFO technically is not contemplated by the NAREIT definition, management believes the NAREIT definition of FFO was not intended to include these kind of charges.  On the contrary, management believes that the Company’s presentation of FFO provides a true measure of operating performance that more closely achieves the objectives of presenting FFO in the first place across all periods presented.

If you have any questions about the Company’s analysis as set forth above or would like to discuss these matters, please do not hesitate to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and Chief Financial Officer